Exhibit 99.1

Redefini n g Oil Sands Expectations Corpo r a te P r es e n t a tion Oct o ber 2 0 2 3 NYSE: GFR

Greenfire is an intermediate, lower - cost and growth - oriented oil sands producer focused on the sustainable development of its Tier - 1 assets in Western Canada using steam assisted gravity drainage (“SAGD”) CORPORATE SNAPSHOT Key Capital Structure & Company Details 2 Ha n ging st o ne Fac ili t ies - Tie r - 1 Res e r voir ~33 ,8 00 bb ls/da y (1) Net Debottlenecked Production Capacity (1) Debottlenecked capacity – represents management’s estimated facility production capacity assuming all debottlenecking projects are successfully executed – does not represent annual production levels GFR Ticker - NYSE 19.3 mbbl/d Consolidated Net Production – H1 2023 As of September 29, 2023: 68.7 MM Issued and Outstanding 79.8 MM Fully Diluted Shares Outstanding US$340 MM Market Capitalization at US$4.95/sh US$300 MM 12% Senior Secured Notes Due 2028 C$37 MM Cash and Cash Equivalents - Q2 2023 C$47 MM Restricted Cash - Q2 2023 C$50 MM Credit Facilities Capacity C$1.8 BN Tax Pools (2022 YE) 1 2 Mo nths - 50 % o f PD P Hedging Policy - WTI 75% to Debt Repayment Excess Cashflow Allocation Policy

ASSET & POSITIONING OVERVIEW

Concentrated Tier-1 oil sands resource with two producing SAGD assets and expandable pipeline infrastructure in place

Company Profile

- Intermediate oil sands producer operating in the Athabasca region
- Large Tier-1 oil sands resource base with structurally lower capital and operating cost structures[(1)]
- Expansion Asset connected to expandable pipeline infrastructure for diluted bitumen and diluent; Demo Asset can access via truck
- Successful implementation of standard drilling techniques and facility optimizations is anticipated to deliver a material increase in production and profitability[(1)]

Two Producing SAGD Assets

Expansion Asset

Gross Capacity: 35 mbbl/d[(2)] (75% Greenfire)
Net Capacity: 26.3 mbbl/d



Demo Asset

Capacity: 7.5 mbbl/d (100% Greenfire)[(2)]



Hangingstone Facilities

Athabasca Region, Northern Alberta, Canada
50 km south of Fort McMurray


Alberta
cenovus
Sunrise
Suncor
Firebag
Suncor
Dover
Suncor
MacKay River
MacKay River
Fort McMurray
Demo
Expansion
2 of 5 Tier-1 SAGD Reservoirs
Athabasca
Hangingstone
GREENFIRE
Hangingstone
Long Lake
ConocoPhillips
Surmont
Connacher
Algar / Great Divide
Athabasca
Leismer
Christina Lake
Active Insitu Oil Sands Project
Greenfire

(1) Management estimate
(2) Debottlenecked capacity – represents management's estimated facility production capacity assuming all debottlenecking projects are successfully executed – does not represent annual production levels

3

CORPORATE STRATEGY & RESERVES OVERVIEW

Greenfire's strategy is to implement proven SAGD optimization techniques to maximize the value of its currently underdeveloped Tier-1 SAGD assets

- Acquired conservatively operated SAGD assets with ample opportunities for capital-efficient production growth
- Existing high FCF generation per barrel with a focus on cost structure reductions and minimizing capital investment
- Greenfire's strategy is to execute industry standard SAGD production optimization techniques:
  - Subcool management
  - Non-condensable gas ("NCG") co-injection
  - Drilling redevelopment infill ("Refill") producer wells



Optimizing two SAGD facilities with the same Tier-1 reservoir

- Expansion Asset: Drilling redevelopment infill wells & debottlenecking surface infrastructure
- Demo Asset: Debottlenecking infrastructure & extending reserve life

Net Facility Debottlenecked Capacity[1]


Net Production (mbbl/d)
35
30
25
20
15
10
5
-
Expansion
Demo
~20
~33.8
7.5
26.3
2023E
Debottlenecked Capacity

2022 Year-End Independent Reserves[2]

	PDP	1P	2P
Gross Reserves (MMbbl)	35	183	239
NPV10 (C$MM)	$710	$1,744	$2,155
Reserve Life Index[3] (Years)			~32

(1) Debottlenecked capacity – represents facility production capacity assuming all debottlenecking projects are successfully executed – does not represent annual production levels
(2) In accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and by the Canadian Oil and Gas Evaluation Handbook (collectively, "Canadian Standards")
(3) Reserves life index is calculated by dividing Greenfire's proved plus probable reserves as at December 31, 2022 by Greenfire's 2022 annual production of 20.5 mbbl/d

4

WHY OWN GREENFIRE RESOURCES Slides Corporate Strategy and Differentiation 7 - 9 Intermediate Pure Play Producer with a Differentiated Tier - 1 Oil Sands Reservoir 10 - 13 Two Producing SAGD Facilities with Expandable Pipeline Infrastructure in Place 14 - 20 Industry Established and Capital Efficient Production Growth Plan 21 - 23 Strong Free Cash Flow Generation Potential with Material Exposure to Canadian Heavy Oil Pricing 24 Strategic Priorities – Production Growth, Debt Reduction and Positioning for Shareholder Returns Additional Strategic Considerations and Appendix 26 Methodical Approach to Commodity Risk Management 27 Sustainability 28 Capitalization Details 29 Select Historical Financial Data 30 - 33 Additional Information, Reserves Details and Canadian Energy Environmental Leadership 5

STRATEGY & CORPORATE DIFFERENTIATION

1 PURE PLAY PRODUCER WITH A DIFFERENTIATED TIER 1 RESERVOIR

ATTRIBUTES OF A TIER-1 SAGD RESERVOIR

Tier-1 SAGD reservoirs have **no top gas, bottom water or lean zones**

- These "thief zones" provide an unwanted outlet for steam and reservoir pressure
- Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and opex spending

Tier-1 wells **flow to surface with natural lift;** not requiring downhole pumps or gas lift

Management believes that the Demo Asset and the Expansion Asset are **two of five** Tier-1 SAGD assets in Alberta

Tier-1 Reservoir

- No Top Gas
- No Lean Zones
- No Bottom Water


Gross Sand Interval
Top SAGD Pay
Base SAGD Pay

Tier 2 & 3 Reservoir

Combination of one, two or three thief zones:

- Top Gas
- Lean Zones
- Bottom Water


Gross Sand Interval
Top SAGD Pay
Base SAGD Pay
Bottom Water


Gross Sand Interval
Top Gas
Lean Zone
Top SAGD Pay
Base SAGD Pay

7

1 PURE PLAY PRODUCER WITH A DIFFERENTIATED TIER 1 RESERVOIR

PRODUCTIVITY & RECOVERY BENEFITS OF A TIER-1 RESERVOIR

Tier-1 reservoirs with natural lift typically support higher well productivity & resource recovery

Tier-1 reservoirs that flow on natural lift typically have higher productivity compared to wells producing with downhole pumps

- Tier-1 wells with natural lift can operate at higher temperatures, resulting in a lower bitumen viscosity and higher bitumen productivity


Tier-1 vs. SAGD with Downhole Pump
Illustrative: Expected Productivity Profile
SAGD Well Bitumen Production (bbl/d)
Tier 1 Production
Downhole Pump Production

Tier-1 reservoirs that flow on natural lift are not subject to downhole pump replacement economics, extending well life and increasing expected ultimate recoveries

- Given the economic cutoffs associated with investing in downhole pump replacements, wells producing with downhole pumps may elect to prematurely shut-in at more marginal production rates
- These downhole pump economics result in accelerated and higher total sustaining capital expenditures as well as stranded resource


Tier-1 vs. SAGD with Downhole Pump
Illustrative: Estimated Ultimate Recovery
SAGD Well Bitumen Recovery (mbbl)
Tier 1 Recovery
Downhole Pump Recovery

8

1 PURE PLAY PRODUCER WITH A DIFFERENTIATED TIER 1 RESERVOIR

STRUCTURAL COST ADVANTAGES OF A TIER-1 SAGD RESERVOIR

Illustrative savings at Greenfire's Hangingstone Facilities from natural lift relative to using downhole pumps

- An illustrative estimate of Greenfire's operating and capex savings from not having to install, maintain and replace downhole pumps, which assumes:
  - All Greenfire's operated SAGD wells are online
  - One 100 HP downhole pump required per producing well

- Greenfire's Expansion and Demo assets combined have an illustrative annual cost savings of:
  - **~C$19 million gross**
  - **~C$17 million net**

- This savings represents a structural cost advantage for Greenfire relative to many other SAGD operators, owing to its Tier-1 reservoir at Expansion and Demo

Illustrative Economic Advantage of a Tier-1 Reservoir
Structural Cost Savings Without Downhole Pumps

	Units	
Hangingstone Facilities - Downhole Pump Count		
Expansion Asset - 32 well pairs	# Pumps	32
Demo Asset - 23 well pairs	# Pumps	23
Required Downhole Pumps (Gross)	# Pumps	55
Required Downhole Pumps (Net)	# Pumps	47
Power Savings - Operating Costs		
Required Annual Power Per 100 HP Pump:	mWh/Yr/Pump	657
2023 Average Realized + Strip Alberta Power Price:	C$/mWh	$155
Subtotal - Annual Operating Savings (Gross):	C$mm	$6
Subtotal - Annual Operating Savings (Net):	C$mm	$5
Pump Replacement Cost - Capital Savings		
Gross Pumps to Replace Annually (2 Year Cycle):	# Pumps	28
Pump Replacement Cost:	C$mm/Pump	$0.5
Subtotal - Annual Capital Savings (Gross):	C$mm	$14
Subtotal - Annual Capital Savings (Net):	C$mm	$12
Total - Annual Savings (Gross):	C$mm	$19
Total - Annual Savings (Net):	C$mm	$17

9

2 TWO PRODUCING SAGD FACILITIES & EXPANDABLE INFRASTRUCTURE

HANGINGSTONE FACILITIES


DEMO ASSET
ALBERTA
DEMO CPF
DEPL C
B1
BEN
EXPANSION CPF
DEPL D
BES
EXPANSION ASSET

Producing SAGD Facilities

- The capital expenditure profile for SAGD assets is largely spent upfront to build processing facilities and major infrastructure
- Greenfire has two currently producing SAGD facilities:
  - Expansion Asset
  - Demo Asset
- The Hangingstone Facilities have well-delineated reservoirs in approved developments

LEGEND

- Diluted Bitumen Infrastructure
- Diluent Infrastructure
- Gas Infrastructure

10

TWO PRODUCING SAGD FACILITIES & EXPANDABLE INFRASTRUCTURE • Since Greenfire acquired the Expansion Asset, capital expenditures have been primarily directed towards major maintenance and quick - payout optimization projects • No new well pairs have been drilled since the facility was commissioned in 2017 and Greenfire drilled the first Refill well (1) in September 2023 • With a material inventory of Refill well targets at the Expansion Asset, Greenfire is currently drilling its first 5 planned Extended Reach Refill wells • Greenfire expects to restore higher reservoir pressure at the Expansion Asset using NCG co - injection, an approach already demonstrated at its Demo Asset and across the SAGD industry EXPANSION ASSET Expansion Asset Highlights Gross Capacity : 35 mbbl/d (2) (75% Greenfire) Net Capacity : 26.3 mbbl/d Quarterly Production Since Constructed (3)(4) : (1) No Refill or Infill wells have been drilled at the Expansion Assert prior to September 2023 (2) Debottlenecked capacity – represents facility production capacity assuming all debottlenecking projects are successfully executed – does not represent annual production levels (3) Expansion Asset production includes the volume impact from annual planned facility maintenance, typically around September/October (4) Greenfire closed the acquisition of JACOS on September 17 th , 2023 0 10 5 15 20 25 30 35 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2 0 1 7 2 0 1 8 2 0 1 9 2 0 2 0 2 0 2 1 2 0 22 2 0 2 3 Gross Production (mbbl/d) Legacy Operator Greenfire 11

TWO PRODUCING SAGD FACILITIES & EXPANDABLE INFRASTRUCTURE • Over nearly two decades, declines at the Demo Asset have remained relatively low without drilling any infill or Refill wells ; most recent well pairs drilled in 2013 • Under Greenfire’s operatorship, production per well has increased at the Demo Asset through subcool optimization and NCG co - injection to increase reservoir pressure o ~12 of 23 well pairs are currently online • Near - term development consists of relatively minor capital spending to allow for the reactivation of existing offline well pairs to increase production: o Drill and commission a second water disposal well o Smaller debottlenecking projects to further increase water handling capabilities • The Demo Asset cost effectively accesses expandable pipeline infrastructure for diluted bitumen and diluent via the Expansion Asset DEMO ASSET (1) Debottlenecked capacity – represents facility production capacity assuming all debottlenecking projects are successfully executed – does not represent annual production levels (2) Demo Asset was proactively shut - in in 2016 owing to wildfires in Alberta that did not result in any damage; shut - in in 2020 due to commodity volatility from the pandemic; all volumes include impacts from facility maintenance Demo Asset Highlights Capacity : 7.5 mbbl/d (100% Greenfire) (1) Quarterly Production Since 2002 (2) : 9 8 7 6 5 4 3 2 1 0 Production (mbbl/d) Legacy Operator Legacy Operator Greenfire 12

2 TWO PRODUCING SAGD FACILITIES & EXPANDABLE INFRASTRUCTURE

EXPANDABLE REGIONAL INFRASTRUCTURE & OPTIONALITY

Hangingstone Facilities are connected to major pipeline systems without outsized take-or-pay commitments

Diluted Bitumen Transportation

- Expansion Asset to Cheecham via Enbridge Lateral
  - ~54 mbbl/d diluted bitumen capacity
  - Expandable to ~69 mbbl/d with an additional pump and up to ~86 mbbl/d with a booster station
- Cheecham to Edmonton via Enbridge Waupisoo Pipeline

Diluent Transportation

- Edmonton to the Expansion Asset via the Polaris Pipeline

Natural Gas & Power

- Natural gas via NGTL; gross firm capacity of 45,000 GJ/d
- Electricity via Alberta grid


Syncrude
Fort McMurray
Cheecham Terminal
Lateral
Grand Rapids
Polaris
Waupisoo
63
881
NGTL System
Edmonton
LEGEND
Greenfire
Gas Pipelines
Oil Pipeines
Diluent Pipelines
Primary Roads
Rail
T87
T83
T79
T75
T71
T67
T63
T59
T55
T51
R25
R21
R17
R13
R9
R5
R1W4

13

CAPITAL EFFICIENT PRODUCTION GROWTH PLAN GREENFIRE RESOURCES 2023 DEVELOPMENT PLAN 1 9 . 0 2 3 . 1 2 0 . 5 $ 4 $ 9 $ 4 0 $ 3 4 ~20 -- $ 10 $ 20 $ 30 $ 4 0 $ 50 -- 5 10 15 20 25 30 Q1 - Q3 2021 Q4 2021 2022A 2023E (1) Specified financial measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in the appendix of this Presentation for further information Annualized Capex (C$ mm) Average Daily Production (mbbl/d) Historical & Forecasted Net Production and Capex (1) 2023 Production Optimization & Development Plan Expansion Asset: • Forecast 2023 net capex of ~C$24 MM o Drill 5 Refill wells o NCG co - injection debottlenecking and optimization o Subcool/reservoir management Demo Asset: • Forecast 2023 net capex of ~C$10 MM o Drill and commission a second water disposal well o Smaller debottlenecking projects to further increase water handling capabilities o Anticipated to allow for the reactivation of existing offline well pairs to increase production Greenfire acquired E x p a n s i o n in September 2021 Expansion Asset Production Demo Asset Production Annualized Capex 14

CAPITAL EFFICIENT PRODUCTION GROWTH PLAN • Industry has proven the ability to increase SAGD reservoir pressure with non - condensable gas (“NCG”) co - injection • In two separate instances, Greenfire previously utilized NCG co - injection to restore higher reservoir pressure and increase productivity at the Demo Asset: o 2019 – cold restart of the Demo Asset o 2021 – following extreme commodity price volatility o Demo Asset is appropriately sized for natural gas access • Restoring higher pressure at the Expansion Asset is predicated on installing a compressor in Q4 2023 for more consistent access to natural gas • With higher reservoir pressure restored at the Expansion Asset, incremental production is anticipated over time EXPANSION ASSET - RESTORING HIGHER RESERVOIR PRESSURE Restoring higher reservoir pressure is expected to deliver incremental production - 5 , 000 10 , 000 15 , 000 2 0 , 000 2 5 , 000 30 , 000 3 , 500 3 , 750 Reservoir Pressure Bitumen Production 4 , 000 4 , 250 4 , 500 Gross Bitumen Production (bbls/d) Bottom Hole Pressure (kPa) Expansion Asset Bottom Hole Pressure and Production (Gross) (b b l s / d ) Pl a n ned Pl a nt Ma in ten a nce 0 1 , 500 3 , 000 4 , 500 6 , 0 00 2 , 500 3 , 000 3 , 500 4 , 000 4 , 500 Bitumen Production (bbls/d) Bottom Hole Pressure (kPa) Demo Asset - 2019 Reservoir Re - pressurization Bottom Hole Pressure and Production Reservoir Pressure Bitumen Production Pl a n ned Pl a nt Ma in ten a nce 15

3 CAPITAL EFFICIENT PRODUCTION GROWTH PLAN

COMPARISON OF SAGD INCREMENTAL RECOVERY WELLS

Infill & redevelopment infill ("Refill") producer wells

Infill Producer Wells:

- Drill additional infill producer between two existing well pairs to produce incremental pre-heated bitumen between SAGD wellpairs
- Requires procuring an additional wellhead, casing, drilling and cementing a new wellbore as well as additional costs for the build
- Additional civil work necessary and additional tie-in to surface facilities to accommodate


INFILL
STEAM INJECTOR
INFILL PRODUCER
ACTIVE PRODUCER
PRE-HEATED BITUMEN

Refill Producer Wells:

- Re-enter existing SAGD producer to drill new Refill producer between two existing well pairs to produce incremental pre-heated bitumen between SAGD wellpairs
  - Total recoveries from Refill wells are comparable to infill wells
- Utilize existing producer wellhead and casing with reduced drilling costs and time
- Limited incremental civil work necessary given tie-in to existing facility infrastructure, procurement and timelines minimized


REFILL
STEAM INJECTOR
REFILL PRODUCER
ABANDONED PRODUCER
PRE-HEATED BITUMEN

Note: Graphics are illustrative and not to scale

16

3 CAPITAL EFFICIENT PRODUCTION GROWTH PLAN

EXTENDED REACH REFILL – PRODUCTIVITY & COST ADVANTAGES

Extended Reach Refill Producer Wells – Additional Productivity and Cost Benefits:

- Utilize a single Refill producer across two existing SAGD producer pads to access incremental pre-heated bitumen
  - Targeting 1,600 meters of total horizontal length across two existing 750 meter SAGD producers
  - Anticipating incremental recovery compared to two Refill wells at prevailing SAGD producer lengths
  - Industry commonly drilling 1,600+ meter producers
- Forecasting a twofold potential savings on drilling, wellhead, and facilities costs compared to standard infill producer wells

2023 Capital Expenditure Budget:

- Drilling 5 extended reach Refill producer wells at the Expansion Asset, extending the full length of Pad 5 to Pad 4
- No infill producer wells planned

5 WELLS INCLUDED IN GREENFIRE'S 2023 CAPITAL EXPENDITURE PROGRAM


EXTENDED REACH
REFILL
ABANDONED PRODUCER
EXTENDED REACH REFILL PRODUCER
ACTIVE PRODUCER
STEAM INJECTOR
PRE-HEATED
BITUMEN

Note: Graphics are illustrative and not to scale

17

3 CAPITAL EFFICIENT PRODUCTION GROWTH PLAN

INDUSTRY REALIZING ECONOMIC BENEFITS FROM REFILL WELLS

Capital efficiency comparison of primary, infill & Refill SAGD producer wells

Wells Spud Prior to 2022

Wells Spud in 2022 & 2023 YTD

Between one quarter and one third of all new SAGD wells are Refill or infill horizontals...


6%
13%
81%
16%
11%
73%
Primary
Infill
Refill

First 12 Month Capital Efficiency ($/bbl)(1)

...due to significant capital efficiency advantages


Refills
$5.3
60% decrease in cost per bbl
Infills
$13.3
60% decrease in cost per bbl
Primary
$31.7

Source: geoSCOUT, Enverus, AER
Note: Refill well counts include wells drilled closer than 10m to original producer (which could be classified as re-drills)
(1) Illustrative capital efficiencies assume DCET costs of $2 million for Refills, $3.5 million for Infills, and $7 million for Primary SAGD well pairs

18

CAPITAL EFFICIENT PRODUCTION GROWTH PLAN 10% 1% 11% 25% 2% 3% 18% 7% 10% 11% 16% 3% 33% 15% 17% 90% 82% 84% 88% 73% 72% 65% 85% 80% GRE E NFI R E ATH CN Q CVE CNOOC COP M E G S TRATHCONA SU Production Rate (bbl/d) INDUSTRY PRODUCTIVITY TRACK RECORD WITH REFILL WELLS Source: geoSCOUT, Enverus, AER Note: Refill well counts include wells drilled closer than 10m to original producer (which could be classified as re - drills) 2023E Projected Inclusive of 5 New Refills All SAGD HZ Producers (By Type) Avg. Well Profile (By Type) (First 24 Months on Prod.) Refill wells outperform infill wells Pr im ary I n f i ll R e f i l l Comparing 24 - month productivity of primary, infill & Refill SAGD producer wells Company Analysis By Well Type ATH CNQ CVE CNOOC COP MEG SCR SU G F R 19

CAPITAL EFFICIENT PRODUCTION GROWTH PLAN 0 500 1 , 00 0 1 , 50 0 2 , 00 0 2 , 50 0 3 , 00 0 One - Mile Normalized First 12 Months Average Production Rate (bbl/d/mile) 2021 & 2022 Wells INDUSTRY REFILL WELL PRODUCTIVITY IMPROVEMENTS First 12 Months Average Production Rate by Type Pr im ary I n f i ll R e f i l l 0 500 1 , 00 0 1 , 50 0 2 , 00 0 2 , 50 0 3 , 00 0 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 On Prod Date One - Mile Normalized First 12 Months Average Production Rate (bbl/d/mile) Comparing initial 12 - month productivity of primary, infill & Refill SAGD producer wells since 2010 Source: geoSCOUT, Enverus, AER Note: Wells classified as redrills are excluded from above charts Refill wells have shown consistent and improving production over time… … wi t h o v er 8 5 % o f R e f i l l w e l l s p r o d u c i n g > 5 00 b b l/ d / m i l e i n t h e first 12 months (Zoom in of 2021 and 2022 wells only) 20

STRONG FREE CASH FLOW GENERATION + MATERIAL EXPOSURE TO CANADIAN HEAVY OIL PRICES FREE CASH FLOW GENERATION & HEAVY OIL UPSIDE POTENTIAL Hangingstone Facilities FCF Generation • The capital expenditure profile for SAGD assets is largely spent upfront to build processing facilities and major infrastructure • The resulting SAGD operating cost structure is more fixed compared to other conventional oil assets, resulting in higher operational leverage to production growth and commodity pricing • Near - term production growth and free cash flow generation potential is driven by: o Implementation of industry standard drilling techniques and facility optimizations o A lower anticipated capital expenditure profile owing to Greenfire’s projected multi - year inventory of Refill well targets at the Hangingstone Facilities o Structural cost advantages from Greenfire’s Tier - 1 reservoir Canadian Heavy Oil Upside Exposure • Greenfire has material exposure to a prospective improvement in Western Canadian Select (“WCS”) differentials and Canadian heavy oil pricing o Production volumes are 100% weighted to benchmarks that are linked to WCS • The TMX pipeline in Western Canada is expected to progress toward probable completion in 2024 • Greenfire’s recently advanced capital structure and augmented liquidity was envisioned, among many reasons, to help to navigate possible WCS differential volatility 21

STRONG FREE CASH FLOW GENERATION + MATERIAL EXPOSURE TO CANADIAN HEAVY OIL PRICES Canadian product differentials are expected to be relatively less volatile moving forward as the Western Canadian basin will be long pipeline egress with the potential for further capacity increases over time • Trans Mountain Expansion pipeline is projected to begin commercial operations around the end of Q1 2024, adding ~590 mbbl/d of export egress to tidewater, with ~4.5 mmbbls of oil required as line fill around Q1 2024 • Over time, excess pipeline takeaway capacity could result in WCS pricing at pipeline economics (~US$11 - 13/bbl differential to WTI) as opposed to rail economics (~US$18 - 25/bbl or wider differential to WTI) • The reversal of the ~300 - 400 mbbl/d Capline pipeline in early 2022 provided additional capacity for Canadian heavy in the U.S. Midwest to access the U.S. Gulf Coast, complementing the ~370 mbbl/d capacity increase from Alberta to the U.S. Midwest following the replacement of the Line 3 pipeline in 2020 Western Canada - Takeaway Capacity vs. Supply Growth Scenario (mmbbl/d) Historical WCS Differential to WTI (US$/bbl) CONTINUING CANADIAN HEAVY OIL RE - RATING Note: Market data as of September 2023 Source: BMO Capital Markets, Alberta Economic dashboard, EIA 0 1 2 3 4 5 6 Trans Mountain Milk River/Rangeland Line 3 K eys t o ne Express TMX Western Canadian Refiners Enbridge Rail Western Canada Supply $ 50 $ 45 $ 40 $ 35 $ 30 $ 25 $ 20 $ 15 $ 10 $5 $0 Differential 12 - Month Mov. Avg (Differential) 22

STRONG FREE CASH FLOW GENERATION + MATERIAL EXPOSURE TO CANADIAN HEAVY OIL PRICES NORTH AMERICAN HEAVY OIL PIPELINES & MARKETS Source: BMO Capital Markets; EIA PADD I PADD II PADD III P A DD I V PADD V D e l i v e r y P i p e l i ne s Other Pipelines Canada Heavy Oil Exports to U.S. (mmbbl/d) 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0 P A D D 1 P A D D 2 P A D D 3 P A D D 4 P A D D 5 U.S. Heavy Oil Imports by Country (mmbbl/d) 0 .0 1 .0 5 .0 4 .0 3 .0 2 .0 6 .0 Canada E c u a d or V en e z u el a Brazil Mexico S a u d i A ra b i a C o l o m b i a Other 23

STRATEGIC PRIORITIES – GROWTH, DEBT REDUCTION AND FUTURE SHAREHOLDER RETURNS STRATEGIC PRIORITIES FOR FREE CASH FLOW 1. Production Growth & Debt Reduction • Concurrent with Greenfire’s near - term production growth plans at the Hangingstone Facilities, the Company will continue to prioritize debt repayment • Greenfire will reduce debt by utilizing 75% of Excess Cash Flow to retire its Senior Notes until total indebtedness is less than US$150 million 2. Positioning for Shareholder Returns • Greenfire intends to formalize and initiate a policy to return capital to shareholders in due course Further Longer - term Growth • Over time, Greenfire plans to evaluate additional potential opportunities for production growth • Greenfire will consider prospects that compete with the expected returns from its existing Tier - 1 assets and are accretive to its shareholders 24

ADDITIONAL STRATEGIC CONSIDERATIONS & APPENDIX

METHODICAL APPROACH TO COMMODITY RISK MANAGEMENT COMMODITY RISK MANAGEMENT • Greenfire’s approach to commodity risk management is to methodically hedge WTI on a rolling 12 - month basis • The objective of this risk management strategy is to ensure sufficient downside protection while maintaining a degree of commodity upside exposure • Greenfire will hedge WTI for 50% of forecasted production from corporate PDP bitumen volumes 50% of PDP hedged C orpo rate P D P B i t u men on ro l li ng 1 2 - month ba s i s ; tested monthly - 1 6,0 0 0 1 4 , 0 0 0 1 2 , 0 0 0 1 0 , 0 0 0 8 , 0 0 0 6 , 00 0 4 , 00 0 2 , 00 0 Hedged Volumes (bbl/d) Current WTI Hedged Volumes Required WTI Hedge Volumes - 50% of PDP Average Ceiling (US$/bbl) Average Floor (US$/bbl) Average Strike (US$/bbl) Q4 2023 - - $50 Puts (40%) ~$108 $50 - Collars (60%) H 1 2 0 2 4 ~$76 ~$60 - Collars (100%) WTI Hedge Volume Profile 26 Distribution of existing hedge volumes as at Sept 29, 2023

2 SUSTAINABILITY

COMMITMENT TO SUSTAINABILITY

Greenfire's production growth and optimizations are targeting greater operational efficiencies

ENVIRONMENTAL SUSTAINABILITY PROGRAM

Reduced Diluent Use & Waste

Attentive operations team and processes operate equipment at enhanced conditions to target reduced diluent loss and usage.

Biodiversity

Continuous wildlife monitoring at its operating assets allows for better understanding of operations' potential impacts on local fauna.

Land Use

Operating within existing land disturbances and minimizing new greenfield development helps reduce land impacts.

Transportation & Travel Mileage

Transportation synergies between core assets has eliminated thousands of kilometers of trucking and associated emissions.

Growth Forecast Targets Improving Emissions Intensity

Production growth at the Expansion and Demo Assets does not currently contemplate additional steam generation capacity

Water Quality & Recycling

Operating with higher quality boiler feed water and water quality standards consumes less hydrocarbons. Greenfire has achieved a 94.4% water recycle rate with minimal make-up.

Fugitive Emissions Monitoring

Annual fugitive emissions studies to proactively identify any potential methane leaks.

27

CAPITALIZATION DETAILS CORPORATE CAPITALIZATION 28 Share Structure (millions of shares) US$340 MM Market Capitalization (outstanding) 1 68.7 Issued & outstanding 7.5 Warrants 2 @ US$11.50 3.6 Performance Warrants 3 79.8 Fully Diluted US$300MM 12% Senior Secured Notes Due 10/01/2028 Issued September 2023 B3 Moody’s rating B+ S&P rating First sweep Q3 2024 Mandatory 75% Excess Cash Flow redemption No financial maintenance covenants Strong Liquidity Position ~C$37mm Cash and Equivalents (Q2 2023) C$50mm Senior Credit Facilities • Materially augments Greenfire’s expected liquidity and financial flexibility • Comprised of an operating facility and syndicated revolving facility ~C$47mm Restricted Cash (Q2 2023) • Pursuing value maximization alternatives (1) Based on GFR’s closing price on Sept 29, 2023 of US$4.95/sh (2) Expire September 2028 (3) Weighted average exercise price of approximately C$3.15 per

SELECT HISTORICAL FINANCIAL DATA SELECT HISTORICAL FINANCIALS - FY 2022 & H1 2023 (3) Diluent expense per barrel of bitumen sold 29 H 1 2 0 23 FY 2022 $75 $94 WTI ($US/bbl) ($20) ($18) WCS Differential ($US/bbl) 1.35 1.30 FX (C$/US$) 19.3 20.5 Consolidated Net Production (mbbl/d) C$/bbl (1) C$ MM C$/bbl (1) C$ MM $69.6 (2) $353 $96.8 (2) $999 Diluted Bitumen Sales ($19.5) (3) ($176) ($12.8) (3) ($368) Diluent Expense $50.1 $177 $84.0 $631 Realized Bitumen Sales ($8.4) ($30) ($9.0) ($68) Transportation & Marketing ($2.9) ($10) ($6.7) ($50) Royalties ($21.3) ($75) ($21.4) ($161) Operating Expenses $17.5 $62 $46.9 $352 Operating Netback ($1.3) ($4) ($5.3) ($40) Capital Expenditure $16.3 $58 $41.6 $313 Operating Free Cash Flow (1) Per barrel bitumen sold (2) Diluted bitumen sales per barrel of bitumen sold includes diluent volumes

ADDITIONAL INFORMATION, RESERVES DETAILS AND ESG 2022 year - end NI 51 - 101 compliant reserves at January 2023 3CA pricing ▪ McDaniel and Associates prepared independent reserves evaluations for Hangingstone Expansion and Demo in accordance with National Instrument 51 - 101 Standards of Disclosure for Oil and Gas Activities (“NI 51 - 101”), effective December 31, 2022 at January 2023 Three Consultant Average (“3CA”) Pricing ▪ Select highlights for the December 2022 NI 51 - 101 reserves evaluation include: total proved plus probable reserves of 239 million barrels with a NPV10 value before tax of approximately C$2.2 billion as of December 2022 INDEPENDENT RESERVES – CANADIAN STANDARDS $ 7 10 $ 1 , 0 34 $ 4 1 1 P DP P UD P RO B 35 1 4 8 5 6 P DP P UD P RO B 239 mmbbl ~ C $ 2,1 55 million Reserves NPV10 Before Tax by Asset and Category (C$ million) Consolidated Reserved Volume By Category (mbbls) Consolidated Reserves NPV10 Before Tax by Category (C$ million) $ 1 5 1 $ 5 6 0 $ 7 10 $ 1 , 0 31 $ 1 , 0 34 $ 8 9 $ 3 2 2 $ 4 1 1 $ 2 4 2 $ 1 , 9 12 $2,155 – $5 0 0 $ 1 , 0 0 0 $1 , 5 0 0 $ 2 , 0 0 0 $ 2 , 500 Demo P DP E x pa n s i o n PUD C o n s o li d at ed PROB Source: McDaniel & Associates Consultants Ltd. (“McDaniel”), Greenfire's independent qualified reserves evaluators, evaluated Greenfire's reserves and associated values as of December 31, 2022, in accordance with the Canadian Oil and Gas Evaluation Handbook using average of McDaniel, Sproule Associated Limited and GLJ Ltd. forecasted pricing as of January 1, 2023. 30

ADDITIONAL INFORMATION, RESERVES DETAILS AND ESG 2022 year - end SEC compliant reserves at 2022 historical pricing ▪ McDaniel and Associates prepared independent reserves evaluations for Greenfire Resources in accordance with and United States Securities and Exchange Commission (“SEC”) requirements, effective December 31, 2022 at 2022 historical pricing ▪ Select highlights for the December 2022 SEC reserves evaluation include: total proved reserves after royalties of 146 million barrels with a NPV10 after tax value of approximately C$2.1 billion at 2022 historical pricing INDEPENDENT RESERVES – US STANDARDS 30 11 6 PDP PU D 146 mmbbl Consolidated Reserves NPV10 After Tax (C$ million) Consolidated Reserved Volume After Royalties By Category (mbbls) $ 1 , 0 9 8 $ 9 9 8 $ 2 , 0 9 7 – $5 0 0 $ 1 , 0 0 0 $ 1 , 500 $ 2 , 0 0 0 $ 2 , 500 Consolidated P DP P UD Source: McDaniel & Associates Consultants Ltd. (“McDaniel”), Greenfire's independent qualified reserves evaluators, evaluated Greenfire's reserves and associated values as of December 31, 2022, in accordance with the United States Securities and Exchange Commission (“SEC”) requirements at 2022 historical pricing 31

5 ADDITIONAL INFORMATION, RESERVES DETAILS AND ESG

STEAM ASSISTED GRAVITY DRAINAGE ("SAGD")

Enhanced oil extraction method where bitumen is heated and recovered from the ground, leaving most residual solids behind

SAGD In-situ Oil Sands Extraction

- ~80% of Alberta's bitumen is too deep for mining and must be extracted in-place (or in-situ) using steam
- Has a much smaller footprint than oil sands mining, and uses less water with no tailings stream


PRODUCER WELL
INJECTOR WELL
CAPROCK
STEAM
STEAM RISES AND HEATS BITUMEN
OIL & WATER
UNRECOVERED HEAVY OIL
STEAM CHAMBERS

1. Dual-pair of horizontal wells drilled one above the other, approximately 5 m apart
2. Well depth can vary from 150 to 450 m; length up to 1,000 m
3. High pressure steam injected into top well, or injection well, heating the surrounding bitumen
4. As the bitumen warms up, it liquifies and begins to gravity flow to the lower well (producing well)
5. Bitumen and condensed steam emulsion from the lower well are recovered to the surface and sent to a processing plant to separate the bitumen and water
6. Recovered water is treated and recycled back into the process
7. Bitumen is usually diluted with condensate and sold to market

Source: Alberta Innovates

32

5 ADDITIONAL INFORMATION, RESERVES DETAILS AND ESG

CANADIAN ENERGY ENVIRONMENTAL LEADERSHIP

- **Canada places #1** when independently ranked vs. top reserve holding countries on governance, social progress and environmental performance
- Alberta's energy sector has virtually eliminated non-routine flaring and is now one of the **lowest flaring producers in the world**, despite being the fourth largest global oil producer

ESG Metrics vs. Top Reserve Holders *(indexed)* [1]


90
75
60
45
30
15
0
Worldbank Governance Index
Social Progress Index
Yale Enviro. Performance Index
Canada
United States
UAE
Kuwait
Qatar
Brazil
Kazakhstan
Saudi Arabia
Russia
China
Iran
Iraq
Venezuela
Nigeria
Libya

Top Gas Flaring Countries vs. Canada[1]


900
750
600
450
300
150
0
(bcf)
Russia
Iraq
U.S.
Iran
Venezuela
Algeria
Nigeria
Libya
Mexico
Oman
Malaysia
Egypt
Angola
Saudi Arabia
Indonesia
...
...
...
Canada

Flaring Intensity by Oil Producing Country[1]


1.0
0.8
0.6
0.4
0.2
0.0
(mcf/bbl)
Venezuela
Gabon
Algeria
Libya
Iran
Iraq
Nigeria
Malaysia
Australia
Indonesia
Mexico
Russia
Angola
World
UK
U.S.
Kazakhstan
Qatar
China
Brazil
Kuwait
UAE
Canada
Saudi Arabia

1) ESG Ranking Footnotes
- *Exhibits and data source: BMO Capital Markets*
- *The Environmental Performance Index (EPI) is created jointly by Yale/Columbia Universities in collaboration with the World Economic Forum and ranks 180 countries on 24 performance indicators on environmental health and ecosystem vitality.*
- *The Social Progress Index (SPI) is developed by the Social Progress Imperative and ranks 149 countries on 51 measures of social responsibility that are independent of economic indicators.*
- *World Bank's Worldwide Governance Indicators (WGI) rank over 200 countries on six dimensions including political stability, regulatory quality and corruption control.*

33

General Disclaimer This investor presentation (this "Presentation") was prepared by Greenfire Resources Ltd . (the "Company" or "Greenfire") . This Presentation is for its intended audience and for informational purposes only . The information contained herein does not purport to be all - inclusive and neither the Company nor any of its respective affiliates, directors or officers makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . This Presentation shall also not constitute an offer to sell, the solicitation of an offer to buy or a recommendation to purchase any securities of the Company . THE CONTENTS OF THIS PRESENTATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY IN THE UNITED STATES, CANADA OR ANY OTHER JURISDICTION, AND THE COMPANY EXPRESSLY DISCLAIMS ANY DUTY TO MAKE DISCLOSURE OR ANY FILING WITH ANY SECURITIES COMMISSION OR REGULATORY AUTHORITY, BEYOND THAT IMPOSED BY APPLICABLE LAWS . 34 The Company's financial data included in this Presentation is based on financial data derived from the Company's management accounts, which were prepared in accordance with International Financial Reporting Standards ("IFRS"), that have not been reviewed or audited and are subject to further review and update . This Presentation also includes references to certain financial measures not recognized under International Financial Reporting Standards ("IFRS") . Such non - IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS . Non - IFRS measures include : Capital Expenditures ("CAPEX"), Diluted Bitumen Sales, Diluent Expense, Realized bitumen sales, Operating Netback, Operating Free Cash Flow, Free Cash Flow and Excess Cash Flow . See "Specified Financial Measures" in the appendices of this Presentation for additional information relating to these non - IFRS measures . Forward - Looking Financial Information This presentation may contain certain projected financial information. Such projected financial information constitutes forward - looking information, which is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant b u s i n e ss , e c o n o m i c, c o mp e t i t i ve a nd o t h e r r i s k s a n d uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . See "Forward - Looking Statements" paragraph above . Actual results may differ materially from the results contemplated by the forecasted financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved . Industry and Market Data In this presentation, the Company may rely on and refer to certain information and statistics obtained from third - party sources which they believe to be reliable . The Company has not independently verified the accuracy or completeness of any such third - party information . No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any such third - party information . A n a l o g o u s In f o r m a t i o n Certain information in this investor presentation may constitute "analogous information" as defined in National Instrument 51 - 101 – Standards of Disclosure for Oil and Gas Activities ("NI 51 - 101"), including, but not limited to, information relating to the results that other SAGD producers have achieved from drilling primary, infill, and Refill wells . Greenfire management believes the information is relevant as it helps investors understand the basis and rationale for Greenfire current capital expenditure plans . Greenfire is unable to confirm that the analogous information was prepared by a qualified reserves evaluator or auditor . Such information is not an estimate of the reserves or resources attributable to lands held or to be held by Greenfire and there is no certainty that the data and economics information for the Greenfire's wells will be similar to the information presented herein . The reader is cautioned that the data relied upon by Greenfire may not be analogous to the performance that Greenfire achieves from its assets . Oil and Gas Metrics In this presentation, Greenfire has used a number of oil and gas metrics which do not have standardized meanings and therefore may be calculated differently from the metrics presented by other oil and gas companies . Such metrics include "reserves life" . Reserves life is calculated by dividing the proved plus probable reserves by the average annual production for that period . Such metrics have been included herein to provide readers with additional measures to evaluate the performance of Greenfire's assets ; however, such measures are not a reliable indicator of the future performance of Greenfire's assets or value of its common shares . GENERAL DISCLAIMER AND ADVISORIES

Forward - Looking Statements This presentation may contain certain forward - looking statements within the meaning of United States federal securities laws and applicable Canadian securities laws . These forward - looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "forecast," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions . In addition to other forward - looking statements herein, there are forward - looking statements in this presentation relating to the following matters : the intent of Greenfire to focus on the sustainable development of its Tier - 1 assets in Western Canada using steam assisted gravity drainage ("SAGD") ; Greenfire's hedging policy and the amount of its production from its PDP reserves to be hedged ; the expectation that Greenfire has a structurally lower capital and operating cost structure than other SAGD producers ; the expected advantages of Greenfire's Tier 1 reservoir ; Greenfire's strategy to implement proven SAGD optimization techniques to maximize the value of its currently underdeveloped Tier - 1 SAGD assets ; the expectation that Greenfire's SAGD assets provide ample opportunities for capital - efficient production growth ; Greenfire's intent to focus on minimizing capital investment and cost structure reductions ; Greenfire's strategy is to execute industry standard 35 SAGD production optimization techniques; the expected debottlenecked capacity of the Greenfire's Expansion Asset and Demo Asset ; Greenfire's current plan to drill five Extended Reach Refill wells and the expected results and benefits from drilling such wells ; Greenfire expectation to restore higher reservoir pressure at the Expansion Asset using NCG co - injection ; Greenfire's near term capital development plans at its Demo Asset and the expected increased production resulting from such plans ; the forecast 2023 net capital expenditures at the Expansion and Demo Assets ; the expectation that restoring higher reservoir pressure will deliver incremental production ; the expectation that installing a compressor will provide more consistent access to natural gas for restoring pressure at the Expansion Asset ; the expected timing for installing a compressor at the Expansion Asset ; expectation of factors impacting heavy oil pricing and differentials ; the Company's intent to continue to prioritize balance sheet deleveraging ; Greenfire plans to reduce debt by utilizing 75 % of Excess Cash Flow to retire its Senior Notes until total indebtedness is less than US $ 150 million ; Greenfire's intent to formalize and initiate a policy to return capital to shareholders in due course ; Greenfire's plans to evaluate additional potential opportunities for production growth ; Greenfire's intent to consider prospects that compete with the expected returns from its existing Tier - 1 assets and are accretive to its shareholders ; Greenfire's intent to target reduced diluent loss and usage ; Greenfire's intent to continuously monitor wildlife at its operating assets to allow for better understanding of operations' potential impacts on local fauna ; Greenfire's intent to operate within existing land - disturbances and minimize new greenfield development to help reduce land impacts ; the expectation that production growth at the Expansion and Demo Assets does not currently contemplate additional steam generation capacity ; Greenfire's intent to complete annual fugitive emissions studies to proactively identify any potential methane leaks ; and the expected reserves life of the Company's bitumen reserves ; the expectation that Canadian product differentials will be less volatile moving forward as the Western Canadian basin is long pipeline egress with the potential for phased expansions moving forward ; timing expectations with respect to additional pipeline capacity coming on line and forecasted capacity thereof ; and forecast of Western Canadian Basin takeaway capacity vs supply growth . In addition, statements relating to estimates of reserves volumes and future net revenue associated with such reserves are considered forward - looking statements . Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties . Many factors could cause actual future events to differ materially from the forward - looking statements in this communication, including but not limited to : Greenfire's success in retaining or recruiting, or changes required in, its officers and key employees ; geopolitical risk and changes in applicable laws or regulations ; the possibility that Greenfire may be adversely affected by other economic, business, and/or competitive factors ; the possibility that a pandemic or major disease disrupts Greenfire's business ; litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Greenfire's resources ; risks associated with the oil and gas industry in general (e . g . , operational risks in development, exploration and production, the impacts of inflation and supply chain issues and steps taken by central banks to curb inflation, pandemic, war, terrorist events, political upheavals and other similar events ; events impacting the supply and demand for oil and gas including actions taken by the OPEC + group, delays or changes in plans with respect to exploration or development projects or capital expenditures) ; the uncertainty of reserve estimates ; the uncertainty of estimates and projections relating to production, costs and expenses ; health, safety and environmental risks ; commodity price and exchange rate fluctuations ; changes in legislation affecting the oil and gas industry ; and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures . In addition, any future dividends paid by Greenfire or other shareholder return strategy, if any, will be subject to the discretion of the Board of Directors of Greenfire and may vary depending on a variety of factors and conditions existing from time to time, including, among other things, fluctuations in commodity prices, production levels, capital expenditure requirements, acquisitions, debt service requirements and debt levels, operating costs, royalty burdens, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends or other shareholder returns . The foregoing list of factors is not exhaustive . You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of M 3 - Brigade Acquisition III Corp . ("MBSC") registration on Form S - 1 filed with the United States Securities and Exchange Commission ("SEC") (Registration Nos . 333 - 256017 and 333 - 260423 ), MBSC's annual report on Form 10 - K for the year ended December 31 , 2022 filed with the SEC on March 31 , 2023 , MBSC's quarterly report on Form 10 - Q for the quarter ended March 31 , 2023 filed with the SEC on June 2 , 2023 , the Registration Statement and definitive proxy statement/prospectus of Greenfire, effective August 14 , 2023 , including those under "Risk Factors" therein, MBSC's quarterly report on Form 10 - Q for the quarter ended June 30 , 2023 filed with the SEC on August 18 , 2023 , and other documents filed by Greenfire from time to time with the SEC . These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward - looking statements . Forward - looking statements speak only as of the date they are made . Consequently, forward - looking statements are inherently unreliable, and readers are cautioned not to put undue reliance on forward - looking statements . Greenfire assume no obligation and does not intend to update or revise these forward - looking statements, whether as a result of new information, future events, or otherwise, except as otherwise required by law . Greenfire does not give any assurance that Greenfire will achieve its expectations . ADVISORIES CONTINUED

SPECIFIED FINANCIAL MEASURES 36 Certain financial measures in this presentation do not have a standardized meaning prescribed by IFRS and, therefore, are considered Specified Financial Measures. These Specified Financial Measures may not be comparable to similar measures presented by other issuers. Capital Expenditures “capex” – investment to purchase, upgrade or extend the life of a long - term physical or fixed asset Diluted Bitumen Sales - comprised of oil sales from the sale of natural (undiluted) bitumen mixed with diluent before subtracting the cost of diluent Diluent Expense - cost of purchased condensate as diluent, which includes the pipeline transportation of this diluent to the Expansion Asset Realized Bitumen Sales - comprised of oil sales from the sale of diluted bitumen, less diluent expense; oil sales from the sale of undiluted bitumen Cash Operating Netback - comprised of oil sales from the sale of diluted bitumen, less diluent expense, royalties, operating expense, transportation and marketing expense, and realized commodity risk management losses (or gains) Operating Netback - Cash Operating Netback before adjusting for realized commodity risk management Operating Free Cash Flow - comprised of Operating Netback less capital expenditures Free Cash Flow - consists of cash provided by operating activities, less changes in non - cash working capital, other non - cash expenses and capital expenditures Excess Cash Flow – for the purposes of the Mandatory 75% Excess Cash Flow redemption under Greenfire’s Senior Secured Notes due 2028, Excess Cash Flow represents the change in cash, cash equivalents and restricted cash between periods, adjusted for any repayment of principal on the long - term debt